UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Greens Worldwide Incorporated
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   39540P109
                                 (CUSIP Number)

                          Greens Worldwide Incorporated
                        2111 E. Highland Ave., Suite 210
                                Phoenix, AZ 85016
                                 (602) 957-2777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39540P109

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     THE GREENS OF LAS VEGAS, INCORPORATED, ID NO. 88-0431141

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions) SC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     THE GREENS OF LAS VEGAS, INCORPORATED
     A NEVADA CORPORATION - TO BUILD AND OPERATE A GOLF PUTTING FACILITY WITH A CLUBHOUSE THAT HOUSES A CIGAR BAR, A RESTAURANT, A SPORTS BAR AND A PRO SHOP.
     4700 PARADISE ROAD, SUITE 4
     LAS VEGAS, NV 89109

Number of Shares Beneficially Owned by Each Reporting Person With:

     7.   Sole Voting Power: 8,000,000 SHARES (36.8%)

     8.   Shared Voting Power:

     9.   Sole Dispositive Power: 8,000,000 SHARES (36.8%)

     10.  Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,000,000 SHARES

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

14.  Type of Reporting Person (See Instructions)
     CO

* (See Instructions)

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities is set forth below:

COMMON STOCK, NO PAR VALUE
GREENS WORLDWIDE INCORPORATED
2111 E. HIGHLAND, SUITE 210, PHOENIX, AZ 85016

ITEM 2. IDENTITY AND BACKGROUND

See Items 5 and 6 of cover page regarding this information for the person filing this statement. For information relating to each executive officer and director of the person filing this statement, see below:

     (a)  With respect to each executive officer and director, the name is:

          (1)  Ronald E. Heinen, Jr.
          (2)  Scott Ludian

     (b) With respect to each executive officer and director, the business address is: 4700 Paradise Rd., Suite 4, Las Vegas, NV 89109

     (c) With respect to each executive officer and director, the principal occupation is:

          (1)  President
          (2)  Secretary

     (d) With respect to each executive officer and director, the answer as to whether during the last 5 years such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, is: NO

     (e) With respect to each executive officer and director, the answer as to whether during the last five years such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, is: NO

     (f) With respect to each executive officer and director, the citizenship is: UNITED STATES OF AMERICA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In order to raise the GOLV Capital, the parties have agreed in principal to a plan of reorganization pursuant to which SDWW will issue 8.0 million shares of its common stock at the closing of the Reorganization to GOLV in a stock-for-assets, reorganization.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction is to finance the construction of a golf putting facility in Las Vegas, Nevada and for general working capital of the issuer following the issuer's acquisition of all of the assets of the person filing this report. (As part of the transaction, the person filing this report has the right to designate one member of the issuer's five member board of directors, which right is intended to be exercised within 60 days following the date of this report.)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

See Items 7-11 and 13 of the cover page for the aggregate number and percentage of the issuer's Common Stock beneficially owned by the person filing this report.

For the aggregate number and percentage of the issuer's Common Stock beneficially owned by the executive officers and directors of the person filing this report, and the extent to which such persons have sole or shared power to vote or dispose of the shares of such Common Stock, see below:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The contracts, arrangements, understandings or relationships (legal or otherwise) among the person filing this report and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, consist of the following:

The Memorandum of Understanding dated July 1, 2002 among The Greens of Las Vegas, Inc., the issuer, the person filing this report, Ronald Edward Heinen, Jr., a principal of The Greens of Las Vegas, Inc. and ILX Resorts Incorporated, which Memorandum, among other things, describes (a) the rights of the person filing this report to designate a board member and management described in Item 4 above and (b) the option of Eddie Heinen to purchase 1,000,000 of the shares of the issuer's Common Stock acquired by ILX Resorts Incorporated at an initial exercise price of $.125 per share, which price increases at the rate of 10% per annum until Mr. Heinen pays cash to exercise the option.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1) The Memorandum of Understanding dated July 1, 2002 among ILX Resorts Incorporated., the issuer, the person filing this report and Eddie Heinen, a principal of The Greens of Las Vegas, Inc., which Memorandum, among other things, describes the rights of the person filing this report to designate a board member.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26,2002

Filer: The Greens of Las Vegas, Incorporated

Signature: /s/ Ronald E. Heinen, Jr.

Name/Title: Ronald E. Heinen, Jr., President


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)